Exhibit 4.2

AMENDMENT TO THE
GREEN BANCORP, INC. 2014 OMNIBUS EQUITY INCENTIVE PLAN

THIS AMENDMENT (this “Amendment”) is made as of April 3, 2018 to the Green Bancorp, Inc. 2014 Omnibus Equity Incentive Plan, as amended from time to time (the “2014 Plan”). Any capitalized terms used and not defined herein shall have the meanings set forth in the 2014 Plan.

WHEREAS, pursuant to Section 14 of the 2014 Plan, (i) the Board may amend, alter or terminate the 2014 Plan, but no amendment, alteration or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant's consent, and (ii) unless the Board determines otherwise, the Board shall obtain approval of the Company’s stockholders for any amendment that would require such approval in order to satisfy the requirements of Section 162(m) of the Code, any rules of the stock exchange on which the Common Stock is traded or other Applicable Law.

WHEREAS, the Board has determined to amend the 2014 Plan in the manner set forth below, subject to approval by the stockholders.

NOW, THEREFORE, the 2014 Plan is hereby amended as follows, subject to approval by the Company's stockholders:

1.    The first sentence of subsection (a) of Section 4 of the 2014 Plan is hereby deleted and replaced with the following:

“Subject to Section 5 hereof, the number of Shares that are reserved and available for issuance pursuant to Awards granted under the Plan shall be equal to 1,923,838 Shares.”

2.	Except as expressly amended by thus Amendment, all the terms and conditions of the 2014 Plan shall remain in full force and effect.

3.	This Amendment shall be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to principles of conflict of laws of such state.